Exhibit 99.A

EXECUTION VERSION

THIS LETTER AGREEMENT (this “Agreement”) is entered into as of May 19, 2023 (the “Effective Date”), by and among FIG LLC, a Delaware limited liability company (the “Company”), Fortress Investment Group LLC, a Delaware limited liability company (including any successor, “Fortress” or “TopCo”), FIG Corp., a Delaware corporation, and Wesley R. Edens (“Executive”).

W I T N E S S E T H:

WHEREAS, contemporaneously with the entry into this Agreement, Mubadala Investment Company PJSC and its controlled affiliates (“Mubadala”) has agreed to acquire an indirect majority interest in TopCo (the “Transaction”) from affiliates of Softbank Group Corp. and certain other affiliates of Mubadala;

WHEREAS, contemporaneously with the entry into this Agreement, the parties hereto have entered into an Amended and Restated Employment and Non-Solicitation Agreement (the “Employment Agreement”) pursuant to which Executive will provide certain services for the benefit of TopCo, the Company and each of their respective subsidiaries in accordance with the terms and conditions of the Employment Agreement; and

WHEREAS, in connection with the entry into the Employment Agreement, the parties hereto desire to set forth certain provisions with respect to the sale of shares of the Class A common stock of New Fortress Energy Inc. held by TopCo and its subsidiaries (the “NFE Shares”).

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements herein contained, together with other good and valuable consideration the receipt of which is hereby acknowledged, the parties hereto do hereby agree as follows:

1. SALE OF NFE SHARES.

(a) Executive acknowledges that the NFE Shares shall be sold at the sole discretion of the Board of Directors of TopCo but subject to the terms of the Shareholders’ Agreement by and among New Fortress Energy LLC and New Fortress Energy Holdings LLC, dated as of February 4, 2019 (as amended from time to time, the “Shareholders’ Agreement”), and Executive will reasonably cooperate with TopCo and take all necessary action (including through exercising his influence as an NFE shareholder in a manner consistent with the provisions of the Shareholders’ Agreement and with applicable law), at TopCo’s expense, to effect such sale of the NFE Shares; provided, that such sale(s) prior to the first anniversary of the Effective Date may not be effected without the prior written consent of Randal A. Nardone and the Executive; provided, further, that TopCo agrees that it will not purposefully delay any such sale of NFE Shares in order to minimize or eliminate the promote payments that are due to Executive, as set forth on Schedule I hereto.

(b) Upon each sale of all or any portion of the NFE Shares (that cumulatively exceeds the applicable threshold), Executive shall be entitled to receive proceeds from such sale in accordance with the calculation methodology set forth on Schedule I hereto (but, for clarity, shall not also be entitled to receive duplicative compensation or distributions, as applicable, in respect of such NFE Shares sales under the Third Amended and Restated Fortress Investment Group LLC Principal Compensation Plan). TopCo will pay, or cause to be paid, amounts due to Executive pursuant to this Section 1(b) within twenty (20) business days after the date on which TopCo receives proceeds from such sale of NFE Shares.

(c) TopCo agrees to use commercially reasonable efforts to restructure its holdings of NFE Shares such that Executive will receive an interest in such restructured partnership in the form of a “profits interest” for federal income tax purposes, such receipt will not be taxable to Executive, and any payments made to Executive pursuant to this Section 1 will be in the form of cash distributions in respect of such profits interests. Executive acknowledges and agrees that TopCo shall not be required by virtue of this Section 1(c) to hold NFE Shares in any structure or manner that would result in a material and adverse tax consequences to TopCo or its subsidiaries relative to the manner in which the NFE Shares are held as of the Effective Date (an “Adverse Tax Impact”). In the event TopCo determines that an Adverse Tax Impact would result from the restructuring of its holdings of NFE Shares under this Section 1(c), TopCo agrees that TopCo shall cooperate with Executive and his advisors in good faith to explore and implement alternative structures that mitigate the Adverse Tax Impact and reduce any adverse tax consequences to Executive. For purposes of this Section 1(c) or the cost of admitting the Executive as a member of such partnership, TopCo acknowledges and agrees that any loss of tax deductions arising from the issuance of profits interests as contemplated by this Section 1(c) shall not constitute or otherwise give rise to an Adverse Tax Impact. Executive shall make a timely Section 83(b) election with respect to the grant of such profits interests, and the relevant partnership agreement shall provide that Executive shall receive tax distributions, if applicable, as an advance against future distributions. For the avoidance of doubt, Executive’s profits interests shall be entitled to distributions with regard to any dividends declared by NFE (once the cumulative distribution hurdle has been exceeded).

2. TERM. The term of this Agreement shall commence on the date on which the Transaction is consummated (“Closing Date”) and end on the fifth (5th) anniversary of the Closing Date. Notwithstanding anything to the contrary herein, as of and following the Closing Date, Section 1(b) and Section 3 of this Agreement shall have retroactive effect to the Effective Date. For the avoidance of doubt, the terms and conditions pertaining to the subject matter of this Agreement shall remain subject to and determined in accordance with the terms of (i) the Shareholders’ Agreement, (ii) the Amended and Restated Employment and Non-Solicitation Agreement, dated as of February 14, 2017 by and between the Company and Executive, and (iii) the Second Amended and Restated Fortress Investment Group LLC Principal Compensation Plan (collectively, the “Prior Provisions”), as applicable, through the date that is immediately prior to the Closing Date. Notwithstanding anything to the contrary herein, if the Closing Date does not occur, Executive, the Company, and TopCo, as applicable, shall be subject to the Prior Provisions in lieu of this Agreement. Furthermore, notwithstanding anything to the contrary set forth in this Agreement, in no event shall any term or provision set forth herein become effective or operative prior to the Closing Date, and, prior to the Closing Date, any employment agreement, offer letter or similar document (to the extent currently in force and applicable), between the Executive and Fortress shall remain in full force and effect in accordance with its terms.

3. TERMINATION.

(a) If Executive’s employment with the Company is terminated by the Company with Cause (as such term is defined in the Employment Agreement), then, in addition to the benefits set forth under the Employment Agreement, Executive shall be entitled to any previously vested and accrued but unpaid rights to receive compensation or distributions, as applicable, pursuant to Section 1 of this Agreement.

(b) If Executive’s employment is terminated by Executive’s resignation with Good Reason (as such term is defined in the Employment Agreement) prior to the end of the Term hereof, then, in addition to the benefits set forth under the Employment Agreement, Executive shall be entitled to receive, for the remainder of the Term, compensation or distributions, as applicable, pursuant to Section 1 of this Agreement.

(c) If Executive’s employment is terminated voluntarily by Executive without Good Reason or by reason of Executive’s death or Disability (as such term is defined in the Employment Agreement) prior to the end of the Term, then, in addition to the benefits set forth under the Employment Agreement, Executive shall be entitled to any previously vested and accrued but unpaid rights to receive compensation or distributions, as applicable, pursuant to Section 1 of this Agreement.

4. ASSIGNMENT. This Agreement, and all of the terms and conditions hereof, shall bind the Company and TopCo and their successors and assigns and shall bind Executive and Executive’s heirs, executors and administrators. No transfer or assignment of this Agreement shall release the Company from any obligation to Executive hereunder. Neither this Agreement, nor any of the rights or obligations created hereunder, may be assigned or are otherwise subject to hypothecation by the Company or Executive.

5. GENERAL.

(a) Notices. Any notices provided hereunder must be in writing and shall be deemed effective upon the earlier of one business day following personal delivery (including personal delivery by courier), or the third business day after mailing by first class mail to the recipient at the address indicated below:

To the Company:

Fortress Investment Group LLC

1345 Avenue of the Americas, 46th Floor

New York, NY 10105

Attention: General Counsel

To the Executive at the location set forth in the Company’s records.

with a copy (which shall not constitute notice to):

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

Attention:     Ariel Deckelbaum

            Allie Alperovich

Email: ariel.deckelbaum@ropesgray.com

  allie.alperovich@ropesgray.com

(b) Severability. Any provision of this Agreement which is deemed invalid, illegal, or unenforceable in any jurisdiction shall, as to that jurisdiction and subject to this paragraph be ineffective to the extent of such invalidity, illegality, or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provisions of this Agreement invalid, illegal, or unenforceable in any other jurisdiction. If any covenant should be deemed invalid, illegal, or unenforceable because its scope is considered excessive, such covenant shall be modified so that the scope of the covenant is reduced only to the minimum extent necessary to render the modified covenant valid, legal, and enforceable.

(c) Entire Agreement. This document and the documents referenced herein, including the Employment Agreement, constitute the final, complete, and exclusive embodiment of the entire agreement and understanding between the parties related to the subject matter hereof and supersedes and preempts any prior or contemporaneous understandings, agreements, or representations by or between the parties, written or oral (except as otherwise provided herein).

(d) Counterparts. This Agreement may be executed on separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same agreement.

(e) Amendments. No amendments or other modifications to this Agreement may be made except by a writing signed by both parties. No amendment or waiver of this Agreement requires the consent of any individual, partnership, corporation, or other entity not a party to this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any third person any rights or remedies under or by reason of this Agreement.

(f) Choice of Law. All questions concerning the construction, validity, and interpretation of this Agreement will be governed by the laws of the State of New York without giving effect to principles of conflicts of law of such state.

(g) Survivorship. The provisions of this Agreement necessary to carry out the intention of the parties as expressed herein shall survive the termination or expiration of this Agreement.

(h) Waiver. The waiver by either party of the other party’s prompt and complete performance, or breach or violation, of any provision of this Agreement shall not operate nor be construed as a waiver of any subsequent breach or violation, and the failure by any party hereto to exercise any right or remedy which it may possess hereunder shall not operate nor be construed as a bar to the exercise of such right or remedy by such party upon the occurrence of any subsequent breach or violation. No waiver shall be deemed to have occurred unless set forth in a writing executed by or on behalf of the waiving party. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

(i) Captions. The captions of this Agreement are for convenience and reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision hereof.

(j) Construction. The parties acknowledge that this Agreement is the result of arm’s-length negotiations between sophisticated parties, each afforded representation by legal counsel. Each and every provision of this Agreement shall be construed as though both parties participated equally in the drafting of the same, and any rule of construction that a document shall be construed against the drafting party shall not be applicable to this Agreement.

(k) Jurisdiction. It is the desire and intent of the parties hereto that any disputes, controversies or claims arising out of or relating to this Agreement, be resolved pursuant to arbitration in accordance with Section 5(l) hereof; provided, however, that any party hereto may seek provisional relief, including temporary restraining orders, temporary protective orders, and preliminary injunctive relief, pending arbitration or in aid of arbitration or both against the other parties hereto in the federal and state courts of the State of Delaware (and any ruling by such court shall be conclusive and may be enforced in any court in any other jurisdictions (where the party against which enforcement is sought has operations or owns assets) in any manner provided by applicable law); and provided, further, that any party hereto may seek to enforce, confirm, modify or vacate an arbitration award against the other parties hereto in the federal and state courts of the State of New York; and provided, further, that, to the extent that Section 5(l) hereof is held to be invalid or unenforceable for any reason, and the result is that the parties hereto are precluded from resolving any disputes or controversies arising under or in connection with this Agreement pursuant to the terms of Section 5(l) hereof, the following provisions of this Section 5(k) shall govern the resolution of all disputes or controversies arising under this Agreement:

To the fullest extent permitted by law, unless otherwise agreed by the parties hereto, in any action between any of the parties arising out of or relating to this Agreement each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in any state court of Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case each of the parties irrevocably and unconditionally consents and submits to the jurisdiction of the United States District Court for the District of Delaware); (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than such courts. Service of any process, summons, notice or document to any party’s address and in the manner set forth in Section 5(a) or in such other manner as may be permitted by applicable law shall be effective service of process for any such action. Without limiting the obligations of the parties to provide notice as set forth in Section 5(a), each party hereto irrevocably designates The Corporation Trust Company as its agent and attorney-in-fact for the acceptance of service of process in any such claim or proceeding and for the taking of all such acts as may be necessary or appropriate in order to confer jurisdiction over it before the aforementioned courts and each party hereto stipulates that such consent and appointment is irrevocable and coupled with an interest. Notwithstanding the foregoing in this Section 5(k), a party may commence any legal action or proceeding in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts. Each party hereto further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction. EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY ACKNOWLEDGES, AGREES AND CERTIFIES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF EITHER OF SUCH WAIVERS; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS; (iii) IT MAKES SUCH WAIVERS VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(k).

Service of any process, summons, notice or document to any party’s address and in the manner set forth in Section 5(a) or in such other manner as may be permitted by applicable laws shall be effective service of process for any such action. Without limiting the obligations of the parties to provide notice as set forth in Section 5(a), each party hereto irrevocably designates The Corporation Trust Company as its agent and attorney-in-fact for the acceptance of service of process in any such claim or proceeding and for the taking of all such acts as may be necessary or appropriate in order to confer jurisdiction over it before the aforementioned courts and each party hereto stipulates that such consent and appointment is irrevocable and coupled with an interest.

(l) Arbitration. To the fullest extent permitted by law and subject to Section 5(k) hereof, the parties hereto agree that any controversy or claim arising out of or relating to this Agreement, whether based on contract, tort, statute or other legal or equitable theory (including any claim of fraud, intentional misconduct, misrepresentation or fraudulent inducement or any question of validity or effect of this Agreement including this Section 5(l) or the breach or termination hereof) (a “Dispute”), shall be resolved in binding arbitration in accordance with the following provisions:

A.

Such Dispute shall be resolved by binding arbitration to be conducted before JAMS in accordance with the provisions of JAMS’ Comprehensive Arbitration Rules and Procedures as in effect at the time of the arbitration.

B.	Such arbitration shall consist of three (3) arbitrators, with one arbitrator to be appointed by each party and the third to be appointed by the two (2) arbitrators so appointed.

C.	Such arbitration shall be held in the Borough of Manhattan, City of New York, State of New York, or such other location to which the parties hereto may agree.

D.

To the extent the arbitrators agree to permit the parties hereto to conduct discovery in connection with any arbitration proceeding, any such discovery shall be subject to the arbitrators and the parties hereto entering into a mutually acceptable confidentiality agreement.

E.

The parties hereto agree that the arbitrators may grant any legal or equitable remedy which would otherwise be available from a court of competent jurisdiction under applicable law, including specific performance or injunctive relief; provided, however, that before the arbitration panel is selected as provided in this Agreement, provisional relief, including temporary restraining orders, temporary protective orders, and preliminary injunctive relief, pending arbitration or in aid of arbitration or both shall be available solely from the federal and state courts of the State of Delaware as provided in Section 5(k).

F.	Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof and enforcement of the award may be sought in any manner permitted by applicable law.

G.

Expenses, attorneys’ fees and costs incurred in such binding arbitration shall be the obligation of and paid by the party incurring such fees and expenses. The parties shall share equally all expenses of JAMS (including those of the arbitrators) incurred in connection with any arbitration.

If JAMS is unable or unwilling to commence arbitration with regard to any such Dispute within thirty (30) calendar days after the parties have met the requirements for commencement as set forth in Rule 5 of the JAMS Comprehensive Arbitration Rules and Procedures, then the Disputes shall be resolved by binding arbitration, in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”), before three (3) arbitrators selected pursuant to, and subject to the provisions of, Section 5(l)B hereof. Any such arbitration shall be subject to the provisions of subparagraphs B through G above (as if the AAA were JAMS). If the AAA is unable or unwilling to commence such arbitration within thirty (30) calendar days after the parties have met the requirements for such commencement set forth in the aforementioned rules, then either party may seek resolution of such Dispute through litigation in accordance with Section 5(k) hereof.

Except as may be necessary to enter judgment upon the award or to enforce the award or to the extent required by applicable law, all claims, defenses and proceedings (including, without limiting the generality of the foregoing, the existence of the controversy and the fact that there is an arbitration proceeding) shall be treated in a confidential manner by the arbitrators, the parties and their counsel, and each of their agents, and employees and all others acting on behalf of or in concert with them. Without limiting the generality of the foregoing, no one shall divulge to any individual, partnership, limited liability company, corporation, trust or other association or entity not directly involved in the arbitration the contents of the pleadings, papers, orders, hearings, trials, or awards in the arbitration, except as may be necessary to enter judgment upon an award or as required by applicable law. Any court proceedings relating to the arbitration hereunder, including, without limiting the generality of the foregoing, any proceeding for provisional relief, including temporary restraining orders, temporary protective orders, and preliminary injunctive relief, pending arbitration or in aid of arbitration or both or any proceeding seeking to enforce, confirm, modify or vacate an arbitration award, shall be filed under seal with the court, to the extent permitted by law. Any party may seek to enter or enforce an award by the arbitrators in any court in any jurisdiction (where the party against which enforcement is sought has operations or owns assets) by suit on the award or in any other manner provided by applicable law.

EXECUTION VERSION

IN WITNESS WHEREOF AND INTENDING TO BE LEGALLY BOUND THEREBY, the parties hereto have executed and delivered this Agreement as of the year and date first above written.

FIG LLC

By:	/s/ David Brooks
Name: David Brooks
Title:

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David Brooks
Name: David Brooks
Title:

FIG CORP.

By:	/s/ David Brooks
Name: David Brooks
Title:

/s/ Wesley R. Edens
Name: Wesley R. Edens